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October 1, 2021

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Lauren Hamill
Christopher Edwards

Re: Mountain Crest Acquisition Corp. II
Amendment No. 3 to RegistrationStatement on Form S-4
Filed on September 10, 2021
File No. 333-255493

Dear Ms. Hamill and Mr. Edwards:

On behalf of Mountain Crest Acquisition Corp. II(the “Company”), we are hereby responding to the letter, dated September 23, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Amendment No. 3 to the Company’s Registration Statement on Form S-4, File No. 333-255493 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

Amendment No. 3 to Registration Statement on Form S-4

Material U.S. Federal Tax Consequences

Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights, page 108

1.	We note that you have filed a short-form tax opinion as Exhibit 5.2, which states that Loeb & Loeb LLP confirms and adopts as its opinion the disclosures under the heading “Material U.S. Federal Tax Consequences—Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights."

Please revise the tax disclosure in your registration statement to: (i) Remove language that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given; and (ii) state clearly that the disclosures under this heading are the opinion of the named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

U.S. Securities and Exchange Commission

October 1, 2021

•	Please delete the word “certain” in the phrase “Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights" from the heading and disclosure in this section. Refer to Section III.C.l of Staff Legal Bulletin No. 19.

•	Please re-file your tax opinion as Exhibit 8. See Item 601(b)(8) of Regulation S-K.

Please also revise to state clearly whether the transaction will qualify as a reorganization and provide an opinion as to the material tax consequences of the merger. Currently you state that MCAD and BTX intend and expect the transaction to qualify for U.S. federal income tax purposes as a “reorganization." Then the disclosure states the federal income tax consequences assuming the transaction is treated as a reorganization. The opinion cannot assume the tax consequence at issue. Refer to Section III.C of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment the Company has amended its disclosure on pages 114 through 120. Loeb & Loeb LLP and Goodwin Procter LLP have filed tax opinions as Exhibits 8.1 and 8.2, respectively.

BTX Payer Research, page 173

2.	We note your response to prior comment 2. We refer you to the section captioned "BTX Payer Research" on page 173 of the prospectus, where you state as follows: "To optimize payer reimbursement coverage at and immediately following launch, BTX is generating evidence to substantiate the value of BT-001 based on its impact on clinical outcomes, total cost of care and durability of effect. Evidence will be generated from BTX’s six- month randomized controlled potentially pivotal trial, and a concurrent one-year real world use study with at least one major U.S. health system." Please advise whether th e "concurrent one-year real world use study" discussed on page 173 refers to the same real world use study BTX planned to conduct in collaboration with Steward Health Care Network, but that you disclose the parties no longer expect to proceed with on page 44. If so, please revise your disclosure on page 173 as appropriate.

Response: In response to the Staff’s comment the Company advises the Staff that the reference to "concurrent one-year real world use study" discussed on page 173 does not refer to the same real world use study BTX planned to conduct in collaboration with Steward Health Care and disclosed on page 44. The concurrent one-year real world use study refers to the study conducted in partnerships with the Catalyst Health Network and Colorado Prevention Center Clinical Research disclosed on page 186 of the Amended Registration Statement.

Please do not hesitate to contact Andrei Sirabionian at (212) 407-4089 or Mitchell Nussbaum at (212) 407-4159 of Loeb &Loeb LLP or Arthur R. McGivern at (617) 570-1971 and Heidi E. Mayon at (650) 752-3227 of Goodwin Procter LLP with any questions or comments regarding this letter.